UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEMIANNUAL REPORT ON FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2021

Greenfield Groves Inc.
(Exact name of issuer as specified in its charter)

Nevada
(Jurisdiction of incorporation or organization)

83-3630176
(I.R.S. Employer Identification Number)

 18575 Jamboree Road #6
Irvine, CA 92612
(Address of principal executive offices)

(541) 581-0470
(Telephone number, including area code)

 Common Stock, par value $0.00001 per share
(Title of each class of securities issued pursuant to Regulation A)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2020, contained in the Company’s Financial Report on Form 1-K, filed with the Securities and Exchange Commission on April 30, 2021.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein. The cautionary statements set forth in this Semiannual Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:
●	Our ability to manage our agribusiness, research and development, expansion, growth and operating expenses;

●	Our ability to compete and succeed in a highly competitive and evolving industry;

●	The long-term success of our telehealth/telemedicine services and our branded consumer products will require significant capital resources and ongoing market adoption of our diverse consumer brands;

●
Our current reliance on certain third parties to conduct various aspects of our vertical business model, including our marketing and distribution operations, and to provide private label opportunities to support our telehealth business segment;

●	The results of testing and trial activities for our compounded formulations;

●	The regulatory environment and market acceptance of our diversely branded products and distribution methods;

●
The long-term success of our formulating, extracting, processing and farming operations will require significant capital resources and ongoing refinement to accomplish optimal cost metrics for improved end-product margins;

●	Our ability to protect our intellectual property and to develop, maintain and enhance our branded products;
●	Our ability to raise capital and the availability of future financing;
●	Our ability to continue as a going concern;

●	Our lack of operating history on which to judge our business prospects and management;

●
Regulatory risks and changes in applicable laws, regulations and guidelines, including, without limitation, those related to the hemp-derived CBD industry, and risks and possible consequences of law enforcement under federal and state laws related to the hemp-derived CBD industry; and,

●
Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report, and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

Overview

Greenfield Groves Inc. (the “Company” or “Greenfield Groves”) is a Nevada benefit corporation formed on February 19, 2019, headquartered in Irvine, California. The Company is an early stage company currently operating a forward-looking business model that is reimagining consumer-centric health and wellness from the ground up. The Company was formed to establish a vertically-integrated agribusiness, consumer products and telehealth service business aimed to improve consumer access to personalized health and wellness solutions through a variety of branded consumer products and telehealth/telemedicine services.

As a Nevada benefit corporation, the Company’s business is intended to create a material positive impact on society and the environment, taken as a whole, and to balance the interests of the Company’s stockholders, the interests of those materially affected by the Company’s conduct, and the Company’s public benefit purposes. As provided in our Amended and Restated Articles of Incorporation, the Company’s specific public benefit purposes are to (i) while remaining environmentally committed, improve the access to quality personal care and health care for women and those who rely on them, and (ii) promote economic opportunity for individuals and communities beyond the creation of jobs in the normal course of business. See “Benefit Corporation Status” below for additional information regarding the Company’s election to be treated as a benefit corporation under Nevada law.

Greenfield Groves is an early stage company that has only recently begun operations. The wholly-owned subsidiaries of Greenfield Groves are listed below. These subsidiaries were recently formed in 2020 and have not otherwise had any operations to date or generated any revenues.

Entity	Jurisdiction	Holding	Business
Greenfield Grows LLC	Nevada	100% owned	Agribusiness and wholesale distribution
Herban Goods LLC	Nevada	100% owned	Whole-house consumer packaged goods
Felicitails LLC	Nevada	100% owned	Pet-focused consumer packaged goods (entity formed for future growth/business development)
Feravana LLC	Nevada	100% owned	Luxury retail consumer packaged goods (entity formed for future growth/business development)
Danavi LLC	Nevada	100% owned	Consumer packaged goods for young millennial women (entity formed for future growth/business development)
Smiles for Miles LLC	Nevada	100% owned	Oral care consumer packaged goods (entity formed for future growth/business development)
Sensesativa LLC	Nevada	100% owned	Research and development company focused on the study of cannabinoids and the effects on endocannabinoids and their receptors (entity formed for future growth/business development)
Novus Innovo LLC	Nevada	100% owned	Technology and intellectual property development, holding and licensing
Unicorn Publications LLC	Nevada	100% owned
Publication company, responsible for the operations of proprietary wellness lifestyle brands, including Luxuries of Life, Felicitails for All and Quantified Ante (entity formed for future growth/business development)

It Matters LLC	Nevada	100% owned	Mental health-focused consumer packaged goods and self-care telehealth services (entity formed for future growth/business development

The Company’s business plan is to reshape the way consumers are educated and connected to practitioners capable of remotely personalizing wellness and healthcare products, services and solutions for consumers. Core offerings to be provided through the Company’s platform span general medical applications and traditionally prescribed medicines, mental health services, alternative and holistic services and products including organically grown botanicals, hemp-derived cannabinoids (cannabidiol (“CBD”), cannabigerol (“CBG”), and cannabinol (“CBN”)), and other botanical ingredients found in modern-day self-care and home-care product formulations.

Greenfield Groves is committed to being a clean, transparent, sustainable health and wellness company that at its core is a technology company. Our social promise as a benefit corporation is to remain environmentally committed while developing proprietary technologies, transparent consumer product formulations, and medical partnerships that will produce an easily accessible, diverse, safe product and service offering intended to advance self-care to the next level for the global wellness and local telehealth markets.

The Company plans to build upon a Practitioner-to-Consumer platform (the “P2C Platform”) focused on leveraging artificial intelligence to connect consumers with the best holistic, alternative, and traditional medicine practitioner products and solutions for their individual wellness needs.

Greenfield Groves is being developed into a vertically aligned, multifaceted business that creates a variety of health and wellness offerings through different applications of technology. The Company is working to establish a foothold in the flourishing global telehealth/telemedicine, wellness, botanicals, and hemp-derived cannabinoids markets.

The Company maintains significant industry ties and has either obtained or is in the process of obtaining various certifications, including the following:

Enterprise-Level Certification:
B Corporation – The Company’s status as a benefit corporation reflects a unique commitment to its business model, which brings together a coordinated focus to satisfy not just stockholder value, but includes and prioritizes the enterprise value to our other stakeholders and constituents (including customers, suppliers, employees, partners, the community, and the environment at large). Ultimately, as the Company successfully delivers on this commitment, stockholders will stand to gain a greater overall benefit. The Company is in the process of applying to be a Certified B Corporation (certification in progress).

Woman Founded and Led Certifications and Networks:
WBENC – WBENC is the largest certifier of women-owned businesses in the U.S. Its world-class certification is accepted by more than 1,000 corporations representing America’s most prestigious brands, in addition to many states, cities and other entities. WBENC is also an approved Third-Party Certifier for the United States Small Business Administration’s (“SBA”) Women-Owned Small Business (“WOSB”) Federal Contracting Program.

Female Founder Collective – The Female Founder Collective is a network of businesses led by women, supporting women. The mission is to enable and empower female owned and led businesses to positively impact communities, both socially and economically.

Dell Women’s Entrepreneur Network (“DWEN”) – Dell Women’s Entrepreneur Network was established in 2009 to empower women entrepreneurs to grow their business. DWEN helps a group of like-minded women share best practices, build business opportunities through collaboration, explore international expansion, and access new resources and technologies that support business growth.

Sustainability Driven Certifications:
Leaping Bunny – The Leaping Bunny Program is the gold-standard in cruelty-free certification for personal care and household goods companies and signifies no animal testing in cosmetic and household products.

Eco Friendly Certification – Eco-certification is where an independent agency (a governmental authority, non-governmental organization (“NGO”) or an industry consortium) tests or verifies that a certain sustainable practice has been followed in the production of a given good or service (certification in progress).

Forest Stewardship Council (“FSC”) – FSC certifies forests all over the world to ensure they meet the highest environmental and social standards. Products made with wood and paper from FSC forests provide consumer confidence that buying such products will not harm the world’s forests (certification in progress).

Industry Organization Certifications:

U.S. Hemp Authority – The U.S. Hemp Authority® Certification Program is an industry initiative to provide high standards, best practices, and self-regulation, giving consumers and retailers confidence in hemp and CBD products (certification in progress).

The Association for the Cannabinoid Industry – Industry association for hemp-derived CBD and Cannabinoid professionals that is committed to advancing the quality of the product and education of the industry (certification in progress).

Greenfield Groves has assembled a team of seasoned experts and dynamic entrepreneurs to pursue opportunities in each target market. The Greenfield Groves leadership team has decades of combined experience in branding, sales and marketing, farming, manufacturing, mechanical and software engineering, construction and supply chain development. Our diversified team researches and develops all of the products and services we offer or plan to offer, with the commitment of giving our customers a clean and transparent choice. We are and will remain committed to the highest standards in accountability, with the goal of providing greater access to health and wellness products and services, and overall life enhancement opportunities, to our customers.

The Company is committed to developing solutions that increase consumer access to health providers and wellness consultants, and providing consumers with a better “digital wellness” experience. Core to this commitment is our planned telehealth/telemedicine platform and consumer-friendly profiling technologies that will empower consumers to be better advocates of their own health and give them more control over their own wellness journey. We believe that increasing access and broadening the scope of the solutions offered through the platform will lead to improved outcomes and greater consumer, patient and provider satisfaction.

The Company is authorized to issue up to 450,000,000 shares of Common Stock, par value $0.00001 per share, and 50,000,000 shares of Preferred Stock, par value $0.00001 per share, of which 5,000,000 shares have been designated as Series A Preferred Stock. As of the date hereof, there are 70,839,400 shares of our Common Stock issued and outstanding and 5,000,000 shares of our Series A Preferred Stock issued and outstanding. Shares of our Common Stock are subject to the relative rights and preferences of the shares of our Series A Preferred Stock. On any matter submitted to a vote of the stockholders, the shares of Series A Preferred Stock are entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by holders of Common Stock and Preferred Stock, voting together. Lindsay Giguiere, our Chief Executive Officer, President, director, founder and majority stockholder, holds all of the Company’s issued and outstanding Series A Preferred Stock (which is currently convertible, at the option of the holder, into 50,000,000 shares of Common Stock), and approximately 71% of the Company’s issued and outstanding Common Stock as of the date hereof, and as such, exercises and will continue to exercise significant control over the Company, even if the maximum amount of shares offered are sold in the Company’s pending Regulation A offering (the “Regulation A Offering”). Solely based on her ownership of all of the issued and outstanding Series A Preferred Stock, Lindsay Giguiere will control 51% of the voting power of the Common Stock and Series A Preferred Stock, voting together as a single class, following the Regulation A Offering. In addition, assuming the maximum amount of shares offered are sold, our executive officers will hold approximately 58% of the issued and outstanding shares of the Company’s Common Stock following the Regulation A Offering.

Corporate Information

Our principal executive offices are located at 18575 Jamboree Road #6, Irvine, California 92612, in a shared commercial office space (WeWork at The Boardwalk). Our telephone number is +1 (541) 581-0470. Our primary website address is www.greenfieldgroves.com and we own several domains to support our various consumer branded product lines, which can be found through our primary website.

Results of Operations for the Six Months Ended June 30, 2021 and 2020

Revenues and Costs of Goods Sold

We reported net sales of $0  and $337,046 for the six months ended June 30, 2021 and 2020, respectively.  Sales in the six months ended June 30, 2020 related to certain strategic partnership contracts during that six month period, with no similar contracts in the current six month period ended June 30, 2021.

Costs of goods sold totaled $278,790 in the six months ended June 30, 2020 and $0  in the six months ended June 30, 2021.

Gross profit for the six months ended June 30, 2020 totaled $58,256 compared to $0  for the six months ended June 30, 2021.

Research and Development Expenses

Research and development costs are charged to expense as incurred and include both internal and external product formulation, costs related to adapting new technology to our existing products and concepts and various conceptual and exploratory projects with respect to packaging and marketing. Research and development expense totaled $2,195 and $3,834 for the six months ended June 30, 2021 and 2020, respectively.
Selling, General and Administrative Expenses

General and administrative expenses consist primarily of facility and office expenses, marketing, advertising and other associated branding costs and personnel-related expenses, travel and other related expenses, including stock-based compensation.

Our selling, general and administrative expenses were $449,694 in the six months ended June 30, 2021 compared to $96,632 in the six months ended June 30, 2020.  The substantive increase in expenses relates to a substantial increase in expenditures on branding and marketing research, content development, product packaging design and related efforts as we continue to prepare for additional product launches in fiscal 2022.

Professional fees

Professional fees consist primarily of legal, accounting and audit fees, as well as fees incurred by other professional service providers and consultants, such as the Company's transfer agent. Professional fees were $251,543 in the six months ended June 30, 2021 compared to $48,945 in the six months ended June 30, 2020.  The substantive increase in expenses relates to costs related to legal and audit fees incurred in relation to our Regulation A offering.

Salaries

Accrued salaries totaled $1,221,575 and $347,750, respectively for the six months ended June 30, 2021 and 2020.  The increase in salary expenses over the six months ended June 30, 2020 is a direct result of the addition of various new employees to assist in development of branding, product packaging, website development and corporate messaging.

Contract Labor

Contract labor expenses totaled $21,018 and $35,646 for the six months ended June 30, 2021 and 2020.  The decrease in expenses over the six months ended June 30, 2020 is a direct result of the wind down set up costs for certain areas of our operation.

Other (Income)/Expense

Other (Income)/Expense consists of interest expense of $4,386 and $4,374 in each of the six month periods ended June 30, 2021 and 2020, respectively.  In the six months ended June 30, 2020 the Company received a grant from the SBA of $10,000 as part of its COVID relief package, with no similar grant in the current six month period ended June 30, 2021.

Net Loss

Our net loss was $1,950,411 for the six months ended June 30, 2021, compared to $468,925 for the six months ended June 30, 2020.

Liquidity and Capital Resources

To date, we have generated negative cash flows from operating activities. All costs incurred in connection with our formation, development, legal services and support have been funded by our founder, advances and notes payable from management and certain third parties, from revenues generated from operations and initial investments received under a Tier 2 offering (the Offering) pursuant to Regulation A under the Securities Act of 1933, as amended (Securities Act), which was qualified by the U.S. Securities and Exchange Commission in January 2021.

Our future expenditures and capital requirements will depend on numerous factors, including the success of our Offering and the progress of our research and development efforts.

Our future expenditures and capital requirements will depend on numerous factors, including the success of this Offering and the progress of our research and development efforts. We believe that if we raise $50,000,000 (the Maximum Amount) in this Offering, we will have sufficient capital to finance our operations for at least the next 24 months; however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that we will ultimately achieve profitable operations.

The Company does not currently have any revolving credit facilities; however, we have entered into various short and long term notes payable with third parties, and with our officers and directors for loan proceeds to meet operational shortfalls. As of June 30, 2021 we have current notes payable of $154,496, long term notes payable, including SBA and PPP loans, of $532,067, as well as related party loans totaling $73,636.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. While the Company has generated revenues, these revenues are not yet sufficient to meet the Company’s ongoing operational overhead.  At June 30, 2021, the Company had a working capital deficit of $2,936,611 and an accumulated deficit of $4,373,333. The continuation of the Company as a going concern is dependent upon the continued financial support from its officers, directors and founding shareholder, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business.  We intend to fund operations with capital raised from an ongoing Tier 2 offering pursuant to Regulation A under the Securities Act, along with the proceeds from a loan agreement with our majority stockholder, Lindsay Giguiere, however, there is no guarantee of continued funding under the loan agreement. Amounts advanced under the loan are unsecured, non-interest bearing and have a term of 3 years.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

The Company entered into an Asset Purchase Agreement with Healthcare Technologies LLC (“HT”) on September 2, 2020 to acquire a telehealth/patient communications and customer relationship management software platform, which the Company will use to build and launch its own proprietary, cloud-based telehealth/telemedicine services business. Pursuant to the Asset Purchase Agreement, as consideration for the purchased software assets, the Company will pay $500,000 and issue 500,000 shares of Common Stock to HT and/or its assignee at the closing, which is expected to occur following once the Company has raised at least $1,000,000 in gross proceeds under its Regulation A Offering currently being undertaken. At the closing, the Company will enter into a separate licensing agreement with HT’s affiliates, BodyPro Chiropractic and Wellness and Dr. Tony Ganem, pursuant to which HT’s affiliates will license back the software for the limited purpose of the continuation of their existing medical practice. Following the closing, if the Company licenses the software to any third-party licensee mutually agreed upon by the parties, the Company will pay to HT a royalty fee equal to 50% of any licensing fees received by the Company from such licensee. The Company will also pay HT an amount equal to 50% of the net profit of any affiliate sales in which the purchased assets are used to generate the sale. The asset acquisition has not yet closed as of June 30, 2021.

The Company entered into a License and Manufacturing Agreement on September 28, 2021 with Endocanna Health Inc. whereunder Endocanna will manufacture certain branded products which may be distributed by the Company under its own branded packaging or under license, under the Endocanna brands.  Under the terms of the agreement the Company agrees to certain minimum annual commitments in the initial four years for samples and lab fees, as well as certain development and customization fees to be determined on per project basis.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend information.

Since our last fiscal year the Company has not identified any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.  As we are still in the start up phase, our reported financial information is not necessarily indicative of future operating results or financial condition.

Item 2. Other Information

None.

 Item 3. Financial Statements

GREENFIELD GROVES INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$24,969	$72,957
Prepaid expenses	17,970	17,970
Subscription receivable	4,177	-
Total current assets	47,116	90,927

Property and equipment, net	113,052	130,445
Intangible assets	55,382	15,958
Total Assets	$215,550	$237,330

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$1,600,064	$532,846
Accrued compensation and/or related liabilities – related parties	1,229,167	1,016,667
Notes payable	154,496	32,000
Total current liabilities	2,983,727	1,581,513

Notes payable	532,067	187,895
Notes payable, related party	73,636	253,173
Dividends payable	29,520	23,287
Total liabilities	3,618,950	2,045,868

Stockholders’ deficit
Preferred stock, par value $0.00001, 50,000,000 shares authorized, 5,000,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020 (liquidation preference of $79,520 and $73,287, respectively)	50	50
Common stock, par value $0.00001, 450,000,000 shares authorized, 70,653,700 and 70,427,000 shares issued and outstanding as at June 30, 2021 and December 31, 2020, respectively	706	704
Additional paid in capital	969,177	607,397
Accumulated deficit	(4,373,333)	(2,416,689)
Total stockholders’ deficit	(3,403,400)	(1,808,538)
Total liabilities and stockholders’ deficit	$215,550	$237,330

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GREENFIELD GROVES INC.
CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
(Unaudited)

	For Six Months ended June 30,
	2021	2020

Net sales	$-	$337,046
Cost of goods sold	-	278,790
Gross profit	-	58,256

Operating expenses
Research and development expenses	2,195	3,834
Contract labor	21,018	35,646
Salaries	1,221,575	347,750
Professional fees	251,543	48,945
Selling, general and administrative	449,694	96,632
Total operating expenses	1,946,025	532,807

Operating loss	(1,946,025)	(474,551)

Other income (expense)
SBA grant	-	10,000
Interest expense	(4,386)	(4,374)
Total other income (expense), net	(4,386)	5,626

Loss before income taxes	(1,950,411)	(468,925)
Net income (loss)	$(1,950,411)	$(468,925)

Accrued dividends on preferred stock	6,233	6,233

Net loss attributable to common stockholders	$(1,956,644)	$(475,158)

Net income loss per common share, basic and diluted	$(0.03)	$(0.01)

Weighted average common shares outstanding, basic and diluted	70,500,370	70,000,000

The accompanying notes are an integral part of these unaudited consolidated financial statements

GREENFIELD GROVES INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Unaudited)

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance December 31, 2020	5,000,000	$50	70,427,000	$704	$607,397	$(2,416,689)	$(1,808,538)
Private placement	-	-	226,700	2	226,698	-	226,700
Fair value of options granted	-	-	-	-	135,082	-	135,082
Dividend for preferred shares	-	-	-	-	-	(6,233)	(6,233)
Net loss	-	-	-	-	-	(1,950,411)	(1,950,411)
Balance June 30, 2021	5,000,000	$50	70,653,700	$706	$969,177	$(4,373,333)	$(3,403,400)

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance December 31, 2019	5,000,000	50	70,000,000	700	331,295	(800,584)	(468,539)
Fair value of options granted	-	-	-	-	15,117	-	15,117
Dividend for preferred shares	-	-	-	-	-	(6,233)	(6,233)
Net loss	-	-	-	-	-	(468,925)	(468,925)
Balance June 30, 2020	5,000,000	$50	70,000,000	$700	$346,412	$(1,275,742)	$(928,580)

The accompanying notes are an integral part of these unaudited consolidated financial statements

GREENFIELD GROVES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For Six Months ended June 30,
	2021	2020
OPERATING ACTIVITIES:
Net loss	$(1,950,411)	$(468,925)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation	17,393	17,392
Stock based compensation	135,082	15,117
Amortization of debt discount	-	820
Changes in operating assets and liabilities:
Inventory	-	201,567
Prepaid expenses	-	5,000
Accounts payable and expenses, accrued compensation and related liabilities	1,067,218	69,619
Accrued compensation and related liabilities – related parties	212,500	7,750
Deferred revenue	-	(80,766)
Net cash provided by (used in) operating activities	(518,218)	107,574

INVESTING ACTIVITIES:
Intangible assets	(39,424)	-
Net cash (used in) investing activities	(39,424)	-

FINANCING ACTIVITIES:
Proceeds from notes payable	471,668	177,495
Repayment to notes payable	(5,000)	(28,500)
Proceeds from/to notes payable, related parties,	116,468	106,296
Repayment to notes payable, related parties	(296,005)	(142,249)
Proceeds from common stock	222,523	-
Net cash provided by financing activities	509,654	113,042

Net increase in cash	(47,988)	220,616

Cash, beginning of period	72,957	234
Cash, end of period	$24,969	$220,850

Supplemental cash flow disclosures
Interest paid	$-	$5,000
Income taxes paid	$-	$-

Supplemental disclosure of non-cash investing and financing transactions:
Dividend payable	$6,233	$6,233
Prepaid expense offset accounts payable	$-	$38,687
Share subscription receivable	$4,177	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

1.	ORGANIZATION AND BUSINESS

Greenfield Groves Inc. (the “Company” or “Greenfield”) was incorporated in the State of Nevada on February 19, 2019 (“Inception”).

The Company’s product lines and telehealth services include: general wellness and medical applications; alternative and holistic medicines combining organically grown botanicals, hemp-derived cannabinoids, and other botanical ingredients found in modern-day self and home-care product formulations; traditionally prescribed medicines; and overall mental health services.

During the fiscal year ended December 31, 2020 the Company acquired from the Company’s founder and/or incorporated the following limited liability companies:

Herban Goods LLC
Feravana LLC
Smiles For Miles LLC
Greenfield Grows LLC
Felicitails LLC
Danavi LLC
Sensesativa LLC
Novus Innovo LLC

During the six months ended June 30, 2021, the following further entities have been incorporated:

Unicorn Publications LLC
It Matters LLC

The entities have been incorporated in order for the Company to pursue a vertically-integrated agribusiness, consumer products and telehealth service business aimed to improve consumer access to personalized health and wellness solutions through a variety of branded consumer products and telehealth/telemedicine services.  Presently the incorporated entities have no operations outside their formation.

On January 13, 2021, the SEC filed a notice of qualification for the Company’s offering on Form 1-A whereby the Company will offer up to 50,000,000 shares of common stock and raise up to $50,000,000 at $1.00 per share, and the Company commenced raising funds under the offering.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. While the Company has generated revenues, these revenues are not yet sufficient to meet the Company’s ongoing operational overhead.  At June 30, 2021, the Company had a working capital deficit of $2,936,611 and an accumulated deficit of $4,373,333. The continuation of the Company as a going concern is dependent upon the continued financial support from its officers, directors and founding shareholder, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

1.	ORGANIZATION AND BUSINESS (continued)

The recent COVID-19 pandemic could have an adverse impact on the Company going forward.  COVID-19 has caused significant disruptions to the global financial markets, which may severely impact the Company’s ability to raise additional capital and to pursue certain planned business activities. The Company may be required to cease operations if it is unable to finance its’ operations. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report and is highly uncertain and subject to change. Management is actively monitoring the situation but given the daily evolution of the COVID-19 outbreak, the Company is not able to estimate the effects of the COVID-19 outbreak on its operations or financial condition in the next 12 months. There are no assurances that the Company will be able to meet its obligations, raise funds or continue to implement its planned business objectives to obtain profitable operations.

These consolidated financial statements reflect all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Consolidation – These consolidated financial statements include the accounts of Greenfield Groves Inc. and its wholly owned, non-operating subsidiaries set out in Note 1 above.  Activities in the subsidiaries to date has been limited to the costs of formation.

All significant intercompany accounting transactions have been eliminated as a result of consolidation. Activities of the subsidiaries are currently limited to costs of formation.

Use of Estimates – The preparation of the financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements – Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

The carrying values of cash, prepaid expense, accounts payable, accrued expense, and notes payable approximate their fair values as of June 30, 2021 and December 31, 2020.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at their historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company routinely assesses the recoverability of all customer and other receivables to determine their collectibility and record a reserve when, based on the judgment of management, it is probable that a receivable will not be collected, and the amount of the reserve may be reasonably estimated. When collection is no longer pursued, the Company charges uncollectable accounts receivable against reserves. The Company did not have accounts receivable at June 30, 2021 or December 31, 2020.

Inventory – Inventory is stated at the lower of cost or net realizable value, with cost being determined on an average cost basis. The Company performs an assessment of inventory obsolescence to measure inventory at the lower of cost or net realizable value. Factors considered in the determination of obsolescence include slow-moving or non-marketable items. No inventory was written off as being obsolete during the six months ended June 30, 2021 and 2020.

Basic and Diluted Net Income (Loss) Per Share - In accordance with ASC Topic 260 – Earnings Per Share, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common stock outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential common stock had been issued and if the additional shares of common stock were dilutive. The computation of basic loss per share for the six months ended June 30, 2021 and 2020 excludes potentially dilutive securities underlying stock options and preferred shares, because their inclusion would be antidilutive. As a result, the computations of net loss per share for each period presented is the same for both basic and fully diluted.

Property & Equipment – Equipment is stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Depreciation is provided on a straight-line basis over the assets estimated useful lives. Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Furniture and fixtures, computer equipment, and vehicles & farm equipment generally have estimated useful lives of ten, three, and five years, respectively. Leasehold improvements are depreciated over the shorter of their lease term or their useful life.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. During the six months ended June 30, 2021 and 2020 there was no impairment of long-lived assets.

Intangible Assets - Intangible assets consists of trademarks, trade names and patent registration costs. Finite-lived intangible assets will be amortized over their estimated useful lives using the straight-line method, which approximates the pattern in which the economic benefits are consumed. Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying value.

Revenue Recognition – The Company has adopted Accounting Standards Codification (‘ASC 606”) — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from agreements and contracts by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Revenue Recognition – (Cont’d) in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Costs of revenue consist of the direct expenses incurred to generate revenue. Such costs are recorded as incurred. The Company’s cost of revenue consists primarily of fees associated with production of private label and non-private label products sold, including packaging, materials and production costs.

The majority of the Company’s revenue contracts represent a single performance obligation related to the fulfillment of customer orders for the purchase of its products, which is primarily related to the Company’s customized lines of products. Net sales reflect the transaction prices for these contracts based on the Company’s agreed selling price, which may then be reduced by trade promotional programs, consumer incentives, and allowances and discounts used to incentivize sales growth. The Company recognizes revenue at the point in time that control of the ordered product is transferred to the customer, which is typically upon shipment to the customer or other customer-designated delivery point. The Company accrues for estimated sales returns by customers based on historical sales return results. The computation of the sales return and discount allowances require that management makes certain estimates and assumptions that effect the timing and amounts of revenue and liabilities recorded.

Deferred Revenue – The Company recognizes a contract liability when a customer payment precedes the completion of performance obligations.

Research and Development Expense – Research and development costs are charged to expense as incurred and include both internal and external product formulation, costs related to adapting new technology to our existing products and concepts and various conceptual and exploratory projects with respect to packaging and marketing. Research and development expense totaled $2,195 and $3,834 for the six months ended June 30, 2021 and 2020, respectively.

Advertising – The Company supports its products with advertising to build brand awareness of the Company’s various products in addition to other marketing programs executed by the Company’s marketing team. The Company believes the continual investment in advertising and associated activities which raise customer and overall consumer awareness is critical to the development and sale of its products. Advertising costs of $94,502 and $Nil were expensed during the six months ended June 30, 2021 and 2020, respectively.

Stock-Based Compensation – The Company records compensation expense associated with stock options and restricted stock based upon the fair value of stock-based awards as measured at the grant date. The Company determines the award values of stock options using the Black Scholes option pricing model. The expense is recognized by amortizing the fair values on a straight-line basis over the vesting period, adjusted for forfeitures when they occur.

Income Taxes – The Company has adopted ASC Topic 740 – “Income Taxes” ASC Topic 740 which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Concentrations

Revenues

For the six months ended June 30, 2021, the Company did not have any revenue.  For the six months ended June 30, 2020, two customers accounted for 98% of total gross revenues.

Cost of Sales

There were no costs of sales for the six months ended June 30, 2021 as the Company did not generate any revenues for that period.  For the six months ended June 30, 2020, one vendor accounted for approximately 39% of cost of sales. A further 53% of costs was related to inventory purchased from an officer of the Company.

Recent Accounting Pronouncements - Certain new accounting pronouncements that have been issued are not expected to have a material effect on the Company’s financial statements.

3.	PROPERTY & EQUIPMENT

Property and equipment, net, as of June 30, 2021 and December 31, 2020 was as follows:

	June 30, 2021	December 31, 2020
Farm equipment	$173,927	$173,927
Less: accumulated depreciation	(60,875)	(43,482)
	$113,052	$130,445

Depreciation expense for the six months ended June 30, 2021 and 2020 was $17,393 and $17,392, respectively.

4.	INTANGIBLE ASSETS

Intangible assets consist of registration costs relate to patents and trademarks. The Company capitalizes the registration costs, filing fees and legal fees associated with same and, if granted, the Company will amortize such costs over the useful life, or if rejected, the Company will expense such costs incurred at the time of the rejection.

During the six months ended June 30, 2021, the Company applied for a number of trademarks and incurred registration fees, filing fees and legal fees totaling $55,382  (June 30, 2020 – Nil)

5.	NOTES PAYABLE

As at June 30, 2021 and December 31, 2020, respectively, the Company had promissory notes outstanding in the amount of $154,496 and $32,000 with various third party lenders.

Details of notes payable at June 30, 2021 and December 31, 2020 were as follows:

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

5.	NOTES PAYABLE (continued)

	June 30, 2021	December 31, 2020
Unsecured promissory notes (a), (b), (c), (d)	$27,000	$32,000
SBA, PPP Loan (e)	659,563	187,895
Less: current portion	154,496	32,000
Total long-term notes payable	532,067	$187,895

(a)
On July 7 and July 17, 2019, respectively, the Company entered into two unsecured promissory notes with a third party, each note having a face value of $12,000.  The notes are non-interest bearing and mature three years from the respective dates of issue.

On December 10, 2019 the Company entered into a further promissory note for $3,000. The note is non-interest bearing and matures three years from the date of issue.

$5,000 was repaid during the six month ended June 30, 2021.

(b)
On November 12, 2019, the Company entered into a secured promissory note with a face value of $28,500, and net proceeds of $25,000, maturing on January 15, 2020. Security for the note included a Corporate Guarantee and Security Agreement over all the Company’s assets and by a separate security interest in certain of the Founder’s assets held in a brokerage firm. Interest on the note is a flat 15% of the net proceeds, increasing to a penalty interest rate of 30% per annum. The note was paid when due.

(c)	On December 10, 2019 the Company entered a promissory note with a third party with a face value of $5,000. The note is non-interest bearing and matures three years from the date of issue.

(d)
On March 3, 2020, the Company entered into a promissory note with a third party with a face value of $20,000.  The note matures six months from the date of issue and has a flat interest rate of $2,000 for the term of the loan, payable upon maturity. The note was repaid in full during the year ended December 31, 2020.

(e)
On May 5, 2020 and February 11, 2021, the Company entered into promissory notes with the US Small Business Administration (SBA) for funding in the amount of $127,495 and $471,667, respectively, with an interest rate of 1% per annum under the payroll protection program (PPP).  Principal and interest payments are deferred during the first six (6) months of the term of this Note (the “Deferral Period”). Interest will continue to accrue on the outstanding principal balance during the Deferral Period.  After proceeds of this Note have been expended by Borrower, but not sooner than eight weeks after the date of initial disbursement on this Note, Borrower may submit to Lender a request for forgiveness of the Loan. Borrower must submit all documentation required by Lender to verify number of full-time equivalent employees and pay rates, as well as the payments on eligible mortgage, lease, and utility obligations, certifying that the documents are true and that Borrower used the forgiveness amount to keep employees and make eligible mortgage interest, rent, and utility payments.

Lender will notify Borrower within 60 days whether all or part of the requested forgiveness of the Loan has been approved.  If the entire principal balance of this Note and accrued interest is not forgiven before the end of the Deferral Period, then the principal balance together with and all accrued and unpaid interest outstanding on the Amortization Commencement Date shall be paid in eighteen (18) monthly payments, commencing in the month immediately following the amortization commencement date. The Company intends to apply for forgiveness of the loan in the year ended December 31, 2021. No payments towards the principal balance have been made on this Note.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

5.	NOTES PAYABLE (continued)

(e)
On August 11, 2020, the Company entered into a loan agreement with the SBA in the amount of $60,400 and bearing interest at a rate of 3.75% per annum for a term of 30 years. Payments of $295 per month originally due 12 months from the date of the note, have been extended a further 12 months and are due to begin commencing August 2022. The Company is required to grant to SBA, the secured party, a continuing security interest in and to any and all “Collateral” to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called “Obligations”). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

6.	STOCKHOLDERS EQUITY

Preferred Stock

The Company is authorized to issue 50,000,000 shares of $0.00001 par value preferred stock in one or more designated series, each of which shall be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. The Company’s board of directors is authorized, without stockholders’ approval, within any limitations prescribed by law and the Company’s Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

Series A Preferred Stock

In fiscal 2019, the Company designated 5,000,000 shares of its Preferred Stock as Series A Preferred Stock (the “Series A Preferred”), par value $0.00001.

Set forth below is a summary of the Series A Certificate of Designation.

Voting

The shares of Series A Preferred Stock outstanding together shall (i) be entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by holders of Common Stock and Preferred Stock voting together, (ii) be entitled to vote on all matters on which the holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as the holders of Common Stock, (iii) vote together with the Common Stock as a single class, and (iv) be entitled to receive the same prior notice of any stockholders’ meeting as provided to the holders of Common Stock in accordance with the bylaws of the Corporation.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

6.	STOCKHOLDERS EQUITY (continued)

Dividends

The holders of shares of Series A Preferred shall be entitled to receive/accrue dividends at the rate per annum of $0.0025 per share. The Company has accrued dividends payable of $29,521 and $23,288, respectively, for benefit of its Founder, Lindsay Giguiere, for the period from inception through June 30, 2021 and December 31, 2020, respectively.

Right to convert

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into fully paid and non-assessable shares of Common Stock at the rate of ten (10) shares of Common Stock for one (1) share of Series A Preferred Stock.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, or deemed liquidation event, as defined in the Amended and Restated Certificate of Designation of Series A Preferred Stock, the holders of our Series A Preferred Stock shall be entitled to receive, out of the assets of the Company available for distribution to the Company’s stockholders (after the payment of or provision for all of our debts and other liabilities), before any payment is made to the holders of Common Stock, an amount per share equal to the greater of (i) 1,000 times the Series A Original Issue Price ($0.00001 per share, subject to adjustment), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all the shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, or deemed liquidation event, after the payment of or provision for all of our debts and other liabilities, and after the payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock pursuant to the Amended and Restated Certificate of Designation of Series A Preferred Stock, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to the stockholders.

On February 19, 2019, inception, the Company issued 5,000,000 shares of Series A Preferred at par value to Ms. Lindsay Giguiere, the founder and sole officer and director as of such date. Based on the startup nature of the Company, such shares were assigned par value. As of December 31, 2020, and December 31, 2019, the Company had 5,000,000 shares of Series A Preferred stock issued and outstanding.

Common Stock

The Company is authorized to issue up to 450,000,000 shares of common stock (par value $0.00001).

During the six months ended June 30, 2021, the Company undertook a private placement of a total of 226,700 shares of Common Stock to investors at $1.00 per share to raise a total of $226,700.

As of June 30, 2021, and December 31, 2020, the Company had 70,635,700 and 70,427,000 shares of common stock issued and outstanding, respectively.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

7.	STOCK-BASED COMPENSATION (continued)

Equity Incentive Plan

On February 19, 2019, the Company adopted the 2019 Equity Incentive Plan (the “Incentive Plan”) with a term of 10 years. A total of 50,000,000 shares of Common Stock shall be available for the grant of Awards under the Plan. During the terms of the Awards, the Company shall at all times reserve and keep available a sufficient number of shares of Common Stock required to satisfy such Awards. The Incentive Plan is administered by the Board unless a separate delegation to an administrator is made by the Board. Options granted under the Incentive Plan carry a maximum term of 10 years, except to a grantee who is also a 10% beneficial owner at the time of grant, in which case the maximum term is 5 years. In addition, exercise prices of options granted must be within a certain percentage of the closing price on date of grant depending on the level of beneficial ownership of Common Stock of the Company by the grantee.  All vesting conditions are set by the Board or a designated administrator.

The Company’s stock-based compensation programs are long-term retention awards that are intended to attract, retain, and provide incentives for employees, consultants, officers and directors, and to align stockholder and employee interest. We utilize grants of stock options to achieve those goals. At June 30, 2021 and December 31, 2020 there were 40,900,000 and 42,750,000 shares available to be issued under the plan.

Summary of Stock Options

On February 19, 2019, inception, under the terms of the 2019 Equity Incentive Plan, the Board granted a stock option to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of par value ($0.00001) to the Company’s founder, Lindsay Giguiere.  The option vests ratably over thirty-six (36) months and has a term of 10 years.

On October 1, 2019, under the 2019 Equity Incentive Plan, the Board granted additional stock options to purchase an aggregate of 5,600,000 shares of common stock at an exercise price of par value ($0.00001) to certain of the Company’s consultants. The options vest ratably over thirty-six (36) months and have a term of 10 years.

On October 1, 2020, under the 2019 Equity Incentive Plan, the Board granted additional stock options to purchase an aggregate of 650,000 shares of common stock at an exercise price of $0.50 to certain of the Company’s consultants. The options vest ratably over thirty-six (36) months and have a term of 10 years.

On January 15, 2021, under the 2019 Equity Incentive Plan, the Board granted additional stock options to purchase an aggregate of 1,850,000 shares of common stock at an exercise price of $0.50 to certain of the Company’s consultants. The options vest ratably over thirty-six (36) months and have a term of 10 years.

The Company estimated the grant date fair value of the granted stock options based on fair market value as of each grant date as opposed to the Black Scholes model because the options were granted to the Company’s founder and initial team of consultants, officers and directors at or near inception, and therefore have been treated as founders’ shares. The weighted average fair value of options granted was $0.1725.

The following table summarizes our stock option activity for six months ended June 30, 2021 and the year ended December 31, 2020:

	Number of	Weighted Average	Weighted Average Remaining	Aggregate Intrinsic
	Options	Exercise Price	Contractual Life	Value

Outstanding at December 31, 2019	6,600,000	$0.00001	9.67	$106,830
Options exercisable, at December 31, 2019	744,444	$0.00001	9.67	$12,050
Options expected to vest at December 31, 2019	5,855,556	$0.00001	9.67	$94,780
Granted	650,000	$0.50	-	$-
Exercised	-	$-	-	$-
Outstanding at December 31, 2020	7,250,000	$0.045	8.76	$3,299,340
Options exercisable, at December 31, 2020	2,998,630	$0.009	8.65	$1,471,935
Options expected to vest at December 31, 2020	4,251,370	$0.07	8.84	$1,827,405
Granted	1,850,000	$0.50		$-
Exercised	-	$-	-	$-
Outstanding at June 30, 2021	9,100,000	$0.1374	8.53	$3,299,340
Options exercisable, at June 30, 2021	4,489,618	$0.0497	8.27	$2,021,827
Options expected to vest at June 30, 2021	4,610,382	$0.2229	8.78	$1,277,513

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

7.	STOCK-BASED COMPENSATION (continued)

During the six months ended June 30, 2021 and 2020, the Company recorded $135,082 and $15,117, respectively, in stock-based compensation in connection with the vesting of options granted.

As of June 30, 2021 total unrecognized compensation cost related to non-vested stock-based compensation arrangements was $635,432 (December 31, 2020 - $409,075, respectively, which amount is expected to be recognized over a weighted-average period of 21 months. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the last recorded sale of common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2021 and December 31, 2020. The amount of aggregate intrinsic value will change based on the value of the Company’s common stock.

8.	RELATED PARTY TRANSACTIONS

Management compensation and benefits

The Company has entered into employment agreements with its executive officers. The initial term of each employment agreement is for a period of three years, to be extended automatically for successive one-year periods unless terminated earlier by either party upon written notice at least 60 days prior to the end of the initial term or applicable one-year extension period. Lindsay Giguiere, our President and founder is entitled to an annual base salary of $350,000 and William Joshua White, our Vice President, is entitled to an annual base salary of $300,000.  Further, the executive officers’ salaries will be accrued but not paid until the Board reasonably determines that the Company is in a financial position to pay such salaries without jeopardizing the Company’s ability to continue as a going concern. Each executive is also eligible to receive an annual bonus, in the Board’s discretion.   The employment agreements may be terminated at any time and for any reason by the Company or the executive officer.

The employment agreements may be terminated at any time and for any reason by the Company or the executive officer. If the Company terminates the executive officer’s employment for cause, as defined in the agreement, or the executive officer terminates the agreement without good reason, as defined in the agreement, or the executive officer’s employment is terminated due to death or disability, as defined in the agreement, then the executive officer (or the executive officer’s estate and/or beneficiaries, as applicable) will be entitled to any accrued but unpaid base salary and accrued but unused paid time off, reimbursement for unreimbursed expenses properly incurred during the term of employment, and such employee benefits to which the executive officer may be entitled under the Company’s employee benefit plans as of the date of termination. If the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason (as such terms are defined in the agreement) after the date on which the Board reasonably determines that the Company is in a financial position to pay the executive officers’ salaries, then the executive officer will be entitled to receive, in addition to the accrued amounts described in the foregoing sentence, and subject to certain conditions (including the execution and delivery of a release of claims in favor of the Company and its affiliates, and compliance with certain restrictive covenants), severance compensation from the Company equal to 50% of the executive officer’s then current base salary for one year following termination, and reimbursement for monthly COBRA premiums paid by the executive officer until the earliest of (i) 12 months following the executive officer’s termination date, (ii) the date on which the executive officer is no longer eligible to receive COBRA continuation coverage, and (iii) the date on which the executive officer becomes eligible to receive substantially similar coverage from another employer or other source.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

8.	RELATED PARTY TRANSACTIONS

Management compensation and benefits (cont’d)

Accrued payroll expenses with respect to our officers and directors for the six month period ended June 30, 2021 and 2020 was as follows:

	Six months ended June 30,
	2021	2020
Accrued payroll expenses	$325,000	$325,000
Accrued payroll taxes and other benefits	22,438	22,750
Total payroll expenses under salaries	$347,438	$347,750

During the six months ended June 30, 2021, the Company paid $52,500 to our President and founder.  As at June 30, 2021 and December 31, 2020, the total amount owed to our President and founder was $764,167 and $641,667, respectively.

As at June 30, 2021 and December 31, 2020, the amount owed to our Vice President was $525,000 and $375,000, respectively.

Further to the Company’s employment of our Founder and CEO, Ms. Lindsay Giguiere the Company has also agreed to reimburse Ms. Giguiere for certain expenses including health insurance and automobile expenses.

During the six months period ended June 30, 2021 and 2020, the Company paid automobile expenses and health insurance in the amount of $18,055 and $12,405, respectively. There is no similar arrangement for our Vice President Mr. White.

(2)	Advances and notes payable

The Company entered into a promissory note in the accumulated amount of $285,728 with its Founder on December 31, 2019. The promissory note is unsecured, non-interest bearing and has a term of 3 years. On September 16, 2020 and December 20, 2020, respectively, the Company and its founder and CEO, Ms. Lindsay Giguiere entered further promissory notes in the principal amounts of $100,000 and $10,000 which funds will be used for ongoing operations.  The notes mature three years from issue date, are unsecured and non-interest bearing.

During the year ended December 31, 2020, the Company received additional advances and repaid certain amounts against the balance owing leaving a balance of $195,673 owing to the Founder as at December 31, 2020, which is reflected on the balance sheet as Notes payable – related party.

During the six months ended June 30, 2021, the Company received additional advances and repaid certain amounts against the balance owing leaving a balance of $16,136 owing to the Founder as at June 30, 2021, which is reflected on the balance sheet as Notes payable – related party.

On June 18, 2020, the Company entered into an interest free three year promissory note for a face value of $27,500 with our Vice President.  As at June 30, 2021 and December 31, 2020, the balance owing under the note was $27,500 and is reflected on the balance sheet as Notes payable – related party.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

8.	RELATED PARTY TRANSACTIONS (continued)

(2)	Advances and notes payable (cont’d)

On January 29, 2020, the Company made and delivered a promissory note in the principal amount of $30,000 in favor of LJ Direction LLC, a company owned by CEO Lindsay Giguiere’s father. The promissory note is unsecured, bears interest at the rate of 5% per annum, and matures 3 years following the date of its delivery. The Company may repay the outstanding balance under the promissory note at any time without penalty. In the event of default, the entire unpaid balance of the note will become immediately due and payable and will accrue interest at the rate of 10% per annum until paid in full. As at June 30, 2021 and December 31, 2020, the balance owing under the note was $30,000 and is reflected on the balance sheet as Notes payable – related party.

(3)	Reimbursed office space

The Company has agreed to reimburse its Founder, Lindsay Giguiere, for office space at a rate of $1,305 per month with respect to facilities located in Newport Beach, CA. During the six months ended June 30, 2021 and 2020 a total of $7,830 was allocated as office rent under the terms of this agreement.

9.	COMMITMENTS AND CONTINGENCIES

Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require the Company to indemnify a director to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for the Company.

Litigation

The Company is subject to certain outside claims and litigation arising in the ordinary course of business. In the opinion of the Company’s management, the outcome of such matters will not have a material effect on the accompanying financial statements.

In September 2019, a private label customer provided the Company with a purchase order totaling approximately $250,000 with respect to various consumer products and provided the Company an initial deposit of approximately $125,000.  Subsequently this customer canceled certain components of the purchase order. As at December 31, 2019 $101,670 was included on the balance sheets as deferred income.  In August 2020, the Company and the customer entered into a settlement agreement with respect to the original purchase order and delivered goods, and the customer paid the Company an additional amount of approximately $30,000 for goods received in full and final satisfaction of the order.  The balance of the purchase order was canceled.

On June 18, 2020, one of the Company’s contract manufacturers advised the Company they believed they were owed a balance of $15,000 in respect of certain undelivered products for a private label customer which remained in their warehouse.  The Company disagreed with the manufacturer and responded with its accounting records indicating a balance owed to the Company of approximately $24,000. Further, to legal correspondence from the Company to the manufacturer, the Company received information that one of the owners of the manufacturer had passed away.   On further investigation, the Company discovered that the manufacturer was deemed inactive and dissolved in its jurisdiction of incorporation.   The Company has not recorded any balance due from or to this entity as of December 31, 2020.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2021

10.	OTHER EVENTS

The Company entered into an Asset Purchase Agreement with Healthcare Technologies LLC (“HT”) on September 2, 2020 to acquire a telehealth/patient communications and customer relationship management software platform, which the Company will use to build and launch its own proprietary, cloud-based telehealth/telemedicine services business. Pursuant to the Asset Purchase Agreement, as consideration for the purchased software assets, the Company will pay $500,000 and issue 500,000 shares of Common Stock to HT and/or its assignee at the closing, which is expected to occur following once the Company has raised at least $1,000,000 in gross proceeds under its Regulation A Offering currently being undertaken. At the closing, the Company will enter into a separate licensing agreement with HT’s affiliates, BodyPro Chiropractic and Wellness and Dr. Tony Ganem, pursuant to which HT’s affiliates will license back the software for the limited purpose of the continuation of their existing medical practice. Following the closing, if the Company licenses the software to any third-party licensee mutually agreed upon by the parties, the Company will pay to HT a royalty fee equal to 50% of any licensing fees received by the Company from such licensee. The Company will also pay HT an amount equal to 50% of the net profit of any affiliate sales in which the purchased assets are used to generate the sale. The asset acquisition has not yet closed as of June 30, 2021.

11.	SUBSEQUENT EVENTS

On July 1, 2021, under the 2019 Equity Incentive Plan, the Board granted additional stock options to purchase an aggregate of 1,250,000 shares of common stock at an exercise price of $1.00 to certain of the Company’s employees and consultants. The options vest ratably over thirty-six (36) months and have a term of 10 years.

On July 1, 2021, the Board authorized management of the Company to seek SBA EIDL (“Economic Injury Disaster Loans”)  up to the amount of  $500,000 .  The Company is making application to secure such loans but has not yet entered into any loan agreements.

Subsequent to the period ended June 30, 2021, the Company entered purchase negotiations with Free My Paws, Inc.   The Company is currently finalizing an SBA loan application to enable the purchase. Negotiations to date have determined possible cash consideration of $300,000 and 100,000 shares of the Company’s common stock and an obligation of the Company to provide operating capital to Free My Paws, Inc.  This transaction is expected to close before the fiscal year ended December 31, 2021.

The Company entered into a License and Manufacturing Agreement on September 28, 2021 with Endocanna Health Inc. whereunder Endocanna will manufacture certain branded products which may be distributed by the Company under its own branded packaging or under license, under the Endocanna brands.  Under the terms of the agreement the Company agrees to certain minimum annual commitments in the initial four years for samples and lab fees, as well as certain development and customization fees to be determined on per project basis.

Subsequent to June 30, 2021 the Company has issued a further 185,700 shares of common stock at $1.00 per share in respect to subscriptions received in relation to our Offering Statement under Regulation A.

The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements were issued and determined that there are no additional subsequent events to disclose.

Item 4. Exhibits

Exhibit No.	Description

EX1A-2.1#	Amended and Restated Articles of Incorporation of Greenfield Groves Inc.

EX1A-2.2#	Second Amended and Restated Bylaws of Greenfield Groves Inc.

EX1A-3.1#	Amended and Restated Certificate of Designation of Series A Preferred Stock of Greenfield Groves Inc.

EX1A-4.1*	Form of Subscription Agreement

EX1A-6.1#	Form of Indemnification Agreement for officers and directors

EX1A-6.2#	Greenfield Groves Inc. 2019 Equity Incentive Plan

EX1A-6.3#	Amendment to 2019 Equity Incentive Plan

EX1A-6.4#	Employment Agreement dated February 19, 2019 between Greenfield Groves Inc. and Lindsay Giguiere

EX1A-6.5#	Employment Agreement dated October 1, 2019 between Greenfield Groves Inc. and William Joshua White

EX1A-6.6#	Asset Purchase Agreement dated October 1, 2019 between Greenfield Groves Inc. and William Joshua White

EX1A-6.7#	Strategic Relationship Agreement dated June 22, 2020 between Greenfield Groves Inc. and Eagle Hemp, LLC

EX1A-6.8#	Asset Purchase Agreement dated September 2, 2020 between Greenfield Groves Inc. and Healthcare Technologies LLC

EX1A-6.9#	Broker-Dealer Agreement dated September 9, 2020 between Greenfield Groves Inc. and Dalmore Group, LLC

EX1A-6.10#	Promissory Note dated December 31, 2019 in the principal amount of $285,728, made by the Company in favor of Lindsay Giguiere.

EX1A-6.11#	Promissory Note dated January 29, 2020 in the principal amount of $30,000, made by the Company in favor of LJ Direction LLC.

EX1A-6.12#	Promissory Note dated June 18, 2020 in the principal amount of $27,500, made by the Company in favor of William Joshua White.

EX1A-6.13#	Promissory Note dated May 5, 2020 in the principal amount of $127,495, made by the Company in favor of Bank of the West.

EX1A-6.14#	Loan Authorization and Agreement, Note and Security Agreement dated August 11, 2020 between the Company and the U.S. Small Business Administration.

EX1A-6.15#	Promissory Note dated September 16, 2020 in the principal amount of $100,000, made by the Company in favor of Lindsay Giguiere.

EX1A-6.16*	Form of Subscription Agreement for December 2020 private offering.

EX1A-6.17*	Promissory Note dated December 20, 2020 in the principal amount of $15,000, made by the Company in favor of Lindsay Giguiere.

6.18†	License and Manufacturing Agreement dated September 28, 2021 with Endocanna Health Inc.

EX1A-9.1+	Letter from Hall & Company Certified Public Accountants and Consultants, Inc. dated April 12, 2021.

EX1A-10.1#	Power of Attorney

†	Filed herewith.

#
Previously filed as an exhibit to the Greenfield Groves Inc. Regulation A Offering Circular on Form 1-A (Commission File No. 024-11369), as filed with the SEC on November 23, 2020, and incorporated herein by reference.

*
Previously filed as an exhibit to the Greenfield Groves Inc. Regulation A Offering Circular on Form 1-A/A (Commission File No. 024-11369), as filed with the SEC on December 31, 2020, and incorporated herein by reference.

+	Previously filed as an exhibit to the Greenfield Groves Inc. Current Report on Form 1-U (Commission File No. 24R-00389), as filed with the SEC on April 14, 2021, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 18, 2021.
Greenfield Groves Inc.

By:	/s/ Lindsay Giguiere
Name: Lindsay Giguiere
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Lindsay Giguiere	Date: October 18, 2021
Name: Lindsay Giguiere Title: Chief Executive Officer, President, Secretary, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
By: /s/ Jessica Craver	Date: October 18, 2021
Name: Jessica Craver Title: Director